Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. Section 200.83

As Confidentially Submitted to the U.S. Securities and Exchange Commission on November 23, 2022

File No. [●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Crane Company

(Exact name of registrant as specified in its charter)

Delaware	88-2846451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 First Stamford Place

Stamford, Connecticut 06902

(Address of principal executive offices)

Registrant’s telephone number, including area code:

203-363-7300

Name, address, including zip code, and telephone number, including area code, of agent for service:

Anthony M. D’Iorio

Senior Vice President, General Counsel and Secretary

Crane Company

100 First Stamford Place

Stamford, Connecticut 06902

203-363-7300

Copies to:

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

212-735-3000

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $1.00 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. Section 200.83

CRANE COMPANY

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF

FORM 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically-identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Summary of the Separation and Distribution,” “Risk Factors,” “Forward-Looking Statements,” “The Separation and Distribution,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane Company (Supplemental),” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors” and “Forward–Looking Statements.” Those sections are incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane Company (Supplemental).” Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the section of the information statement entitled “Business – Properties.” That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the sections of the information statement entitled “Compensation Discussion and Analysis,” “Director Compensation”, “Executive Compensation” and “Management – Compensation Committee Interlocks and Insider Participation.” Those sections are incorporated herein by reference.

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Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. Section 200.83

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Summary of the Separation and Distribution,” “Risk Factors – Risks Related to the Spin-Off,” “Management” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Item 8. Legal Proceedings.

The information required by this item is contained under the sections of the information statement entitled “Business – Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Crane Company (Supplemental).” Those sections are incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock – Sale of Unregistered Securities.” That section is incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Summary of the Separation and Distribution,” “The Separation and Distribution,” “Dividend Policy” and “Description of Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock – Limitations on Liability, Indemnification of Officers and Directors and Insurance.” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Index to Financial Statements” (and the financial statements and related notes referenced therein). Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Index to Financial Statements” (and the financial statements and related notes referenced therein). Those sections are incorporated herein by reference.

Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. Section 200.83

(b) Exhibits

See below.

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between Crane Holdings, Co. and Crane Company*
2.2	Stock Purchase Agreement, dated as of August 12, 2022, by and among Crane Holdings, Co., Crane Company, Redco Corporation and Spruce Lake Liability Management Holdco LLC**

3.1	Form of Amended and Restated Certificate of Incorporation of Crane Company*

3.2	Form of Amended and Restated By-laws of Crane Company*

10.1	Form of Transition Services Agreement by and between Crane Holdings, Co. and Crane Company*

10.2	Form of Tax Matters Agreement by and between Crane Holdings, Co. and Crane Company*

10.3	Form of Employee Matters Agreement by and between Crane Holdings, Co. and Crane Company*

10.4	Form of Intellectual Property Matters Agreement by and between Crane Holdings, Co. and Crane Company*

10.5	Form of Employment/Severance Agreement between Crane Company and its executive officers, which provides for the continuation of certain employee benefits upon a change in control*

10.6	Form of Indemnification Agreement between Crane Company and each of its directors and executive officers*

10.7	Form of Crane Company 2023 Stock Incentive Plan*

10.8	The Crane Holdings, Co. Benefit Equalization Plan, effective February 25, 2008**

10.9	The Crane Holdings, Co. Benefit Equalization Plan as amended effective January 1, 2013**

10.10	Time-sharing Agreement dated January 31, 2014 between Crane Holdings, Co. and Max H. Mitchell**

10.11	Amendment, dated August 31, 2017, to Time Sharing Agreement with M. Mitchell**

21.1	Subsidiaries of Crane Company*

99.1	Information Statement of Crane Company, preliminary and subject to completion, dated November 23, 2022**

99.2	Form of Notice of Internet Availability of Information Statement Materials*

*	To be filed by amendment.
**	Filed herewith.

Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. Section 200.83

Exhibit Index

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between Crane Holdings, Co. and Crane Company*
2.2	Stock Purchase Agreement, dated as of August 12, 2022, by and among Crane Holdings, Co., Crane Company, Redco Corporation and Spruce Lake Liability Management Holdco LLC**

3.1	Form of Amended and Restated Certificate of Incorporation of Crane Company*

3.2	Form of Amended and Restated By-laws of Crane Company*

10.1	Form of Transition Services Agreement by and between Crane Holdings, Co. and Crane Company*

10.2	Form of Tax Matters Agreement by and between Crane Holdings, Co. and Crane Company*

10.3	Form of Employee Matters Agreement by and between Crane Holdings, Co. and Crane Company*

10.4	Form of Intellectual Property Matters Agreement by and between Crane Holdings, Co. and Crane Company*

10.5	Form of Employment/Severance Agreement between Crane Company and its executive officers, which provides for the continuation of certain employee benefits upon a change in control*

10.6	Form of Indemnification Agreement between Crane Company and each of its directors and executive officers*

10.7	Form of Crane Company 2023 Stock Incentive Plan*

10.8	The Crane Holdings, Co. Benefit Equalization Plan, effective February 25, 2008**

10.9	The Crane Holdings, Co. Benefit Equalization Plan as amended effective January 1, 2013**

10.10	Time-sharing Agreement dated January 31, 2014 between Crane Holdings, Co. and Max H. Mitchell**

10.11	Amendment, dated August 31, 2017, to Time Sharing Agreement with M. Mitchell**

21.1	Subsidiaries of Crane Company*

99.1	Information Statement of Crane Company, preliminary and subject to completion, dated November 23, 2022**

99.2	Form of Notice of Internet Availability of Information Statement Materials*

*	To be filed by amendment.
**	Filed herewith.

Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Crane Company

By:	/s/ Richard A. Maue
	Name:	Richard A. Maue
	Title:	Senior Vice President and Chief Financial Officer

Date: November 23, 2022

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